Exhibit 1.01

Tenaris S.A.

Conflict Minerals Report

for the Year Ended December 31, 2015

This Conflict Minerals Report of Tenaris S.A. has been prepared for the period from January 1, 2015 to December 31, 2015. Unless the context indicates otherwise, “Tenaris,” “we,” “us” and “our” refer to Tenaris S.A. and its consolidated subsidiaries.

Introduction

Tenaris provides this Conflict Minerals Report (this “Report”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015.

Tenaris is a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Tenaris’s customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Tenaris’s principal products include seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes. The majority of Tenaris’s seamless steel pipe products are manufactured in integrated steel making operations using the electric arc furnace route, with the principal raw materials being steel scrap, direct reduced iron, hot briquetted iron, pig iron and ferroalloys. Tenaris’s welded steel pipe products are processed from purchased steel coils and plates. Only a negligible portion of Tenaris’s products contain or may contain conflict minerals.

During 2015, Tenaris has manufactured a minimum quantity of products, the production or functionality of which contains or may contain 3TG, which refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten) that are necessary to the functionality or production of such product. Although a negligible portion of Tenaris’s products contain or may contain 3TG, we are nevertheless required to conduct a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the 3TG in these products originated from the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (the Democratic Republic of the Congo and the countries that share a border with it are referred to as the “Covered Countries”).

Reasonable Country of Origin Inquiry

A description of Tenaris’s RCOI follows:

•	Tenaris’s products and suppliers are assessed periodically in order to identify products that may contain 3TG and first-tier suppliers that may provide 3TG for our use in those products (each such supplier, a “Potential Conflict Minerals Supplier”).

•	Tenaris has designed a form (the “RCOI Form”) that is sent to each Potential Conflict Minerals Supplier on an annual basis. The RCOI Form is designed to determine whether the supplier may supply 3TG to Tenaris and, if so, whether any of those 3TG may have originated in a Covered Country. The RCOI Form:

•	provides background information on the Conflict Minerals Rule;

•	includes questions designed to determine whether or not the Potential Conflict Minerals Supplier supplies 3TG to Tenaris;

•	includes questions regarding whether any 3TG supplied to Tenaris originates from a Covered Country; and

•	contemplates Tenaris’s option to request more specific information, conclusive evidence on the answers provided by the Potential Conflict Minerals Supplier or additional documents to support the answers provided under the RCOI.

In 2015, Tenaris identified 106 Potential Conflict Minerals Suppliers. Each received an RCOI Form from Tenaris. As of the date of this Conflict Minerals Report, approximately 96% have returned a completed RCOI form. Except for one supplier, all such suppliers confirmed that they did not supply Tenaris with Conflict Minerals.

•	All responses were reviewed by Tenaris, and, as necessary, certain Potential Conflict Minerals Suppliers were requested to provide additional information or clarifications. Each Potential Conflict Minerals Supplier was also requested to inform Tenaris immediately of any changes that might affect the completeness or accuracy of their responses. A contact person was assigned for follow-up purposes. Tenaris continues to follow up with those Potential Conflict Minerals Suppliers that have not provided responses or whose responses to date are not complete.

•	96% of all Potential Conflict Minerals Suppliers have confirmed that none of their products (including raw materials) contain 3TG that originated from a Covered Country. However, Tenaris has been informed by one of its Potential Conflict Minerals Suppliers that Asia Tungsten Products Vietnam Ltd., one of the supplier’s sub-suppliers, supplied tungsten that originated in Rwanda. Tenaris therefore has reason to believe that the products containing tungsten provided by this Potential Conflict Minerals Supplier to Tenaris may have contained 3TG that originated in a Covered Country, and accordingly, that 3TG that are necessary to the functionality or production of a minimum quantity of Tenaris products may have originated in a Covered Country.

We note that our RCOI can provide only reasonable assurance regarding the source and chain of custody of any products that may contain 3TG. Our RCOI processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the 3TG contained in products and materials supplied to Tenaris. The supply chain of commodities such as 3TG is a multi-step process that involves smelters, refiners, shippers, traders and distributors. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the origin of any 3TG (or products containing 3TG) supplied to us. We seek sourcing data on an annual basis from our direct suppliers, we ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data changes.

Although Tenaris has no reason to believe that any other 3TG used in Tenaris’s products originated in a Covered Country, because our RCOI has indicated that certain of the 3TG necessary to the functionality or production of a minimum quantity of our products were supplied by Asia Tungsten Products Vietnam Ltd. and originated in a Covered Country, we are required to provide a Conflict Minerals Report containing a description of the measures that we have undertaken to exercise due diligence on the source and chain of custody of those conflict minerals.

Due Diligence

Following our RCOI, we conducted a due diligence review of the source and chain of custody of the 3TGs contained in our Covered Products. Our due diligence measures were substantially in conformance with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

Tenaris’s due diligence measures include the following:

Company Management Systems

•	Our conflict minerals program is overseen by a team of members of the Quality Department, Compliance Department and Legal Department with expertise on key functions, including global regulatory affairs, finance, legal, procurement and research and engineering departments. Senior management is informed about the results of the program.

•	Tenaris has implemented a Procedure for Compliance with Conflict Minerals Reporting Requirements (the “Policy”), which helps to address issues regarding the supply chain of minerals originating from conflict-affected and high-risk areas and has three main purposes:

•	ensuring that Tenaris is able to determine on a consistent and regular basis the origin of the 3TG contained in its products;

•	providing accurate and truthful information regarding its use of 3TG to customers requesting such information; and

•	making informed decisions regarding the purchase of products from its suppliers containing 3TG originating in the Covered Countries.

•	Our Policy provides that all new supply agreements entered into by Tenaris with a Potential Conflict Minerals Supplier should contain the following provisions:

•	a representation and warranty from the relevant supplier that none of the products, parts or materials delivered to Tenaris contain or will contain 3TG originated from a Covered Country;

•	an agreement from the Potential Conflict Minerals Supplier to provide, upon Tenaris’s request, any document or information that evidences the accuracy of the representation and warranty referred to above; and

•	a commitment from the Potential Conflict Minerals Supplier immediately to inform Tenaris if the supplier learns or has reason to believe at any time that the representation and warranty referred to above ceases to be true and correct; or

•	an agreement from the Potential Conflict Minerals Supplier to cooperate with Tenaris from time to time in Tenaris’s performance (by itself or through a subcontractor) of a reasonable due diligence investigation regarding the origin of any 3TG contained in products, parts or materials delivered to Tenaris by the Potential Conflict Minerals Supplier.

•	As described above in connection with our description of our RCOI, Tenaris continues supplier engagement through the RCOI Form sent to each Potential Conflict Minerals Supplier on an annual basis and through engagement on follow-up to the RCOI Form responses and other supply chain due diligence questions.

Risk Identification and Assessment

•	As described above, Tenaris assesses risk by identifying our products that contain or potentially contain 3TGs necessary to their functionality or production and by identifying the direct suppliers of the products, materials, components or other finished goods supplied to us for our products. Our RCOI Form includes a supply chain survey of our direct, or first-tier, suppliers to provide information on the origin of any 3TGs contained in materials supplied to us, including sources of 3TGs supplied to these direct suppliers from second-tier suppliers or other suppliers further upstream.

Risk Response

•	In addressing risks, Tenaris will engage with suppliers. If Tenaris concludes that risk presented by a particular supplier cannot be mitigated through contract or otherwise, Tenaris will consider discontinue doing business with any supplier found to be purchasing tungsten, tantalum, tin or gold material which directly or indirectly finances or benefits armed groups in the Covered Countries.

•	As noted above, we rely on the RCOI Form responses from suppliers, and request that suppliers provide updates when appropriate. Status and results are discussed internally by the Tenaris personnel responsible for conflict minerals supply chain due diligence and reporting.

Independent, third-party audit of supply chain due diligence at identified points in the supply chain

•	A step in the OECD framework is to carry out independent third-party audits of supply chain due diligence at identified points in the supply chain. Tenaris relies on information provided by external sources for this step, such as the Conflict Free Sourcing Initiative (“CFSI”) founded in 2008 by members of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as a resource for companies in a range of industries that seek to address conflict minerals issues in their supply chains.

•	As discussed above, Tenaris has determined through its RCOI process that 3TG supplied by a second-tier supplier, Asia Tungsten Products Vietnam Ltd., originate in Rwanda. Through its due diligence process, Tenaris has been informed that Asia Tungsten Products Vietnam Ltd. has been certified by the CFSI to be in compliance with the relevant Conflict-Free Smelter Program (“CFSP”) assessment protocol. Tenaris has been informed that Asia Tungsten Products Vietnam Ltd. has been determined, through an independent third party audit, to be compliant with the CFSP Supply Chain Transparency Smelter Audit Protocol for Tungsten. In addition, Tenaris has reviewed and assessed the Conflict Minerals Policy Statement of Asia Tungsten Products Vietnam Ltd., available at http://www.hazelwood.com.au/tungsten-metal-procurement-policy.html.

Report on supply chain due diligence

•	Tenaris reports annually by filing with the United States Securities and Exchange Commission (“SEC”) a specialized disclosure report on Form SD and, when required by relevant SEC regulations, a Conflict Minerals Report.

Results of Due Diligence and Product Description

Tenaris has determined, in good faith, that, for calendar year 2015, a minimum quantity of products manufactured by Tenaris in its Dalmine, Italy facility contained tungsten that originated in Rwanda.

Nevertheless, in accordance with the information publicly available at http://www.conflictfreesourcing.org/conflict-free-smelter-program/smelter-refiner-lists/tungsten-testing/ Tenaris has determined that the tungsten purchased, even when originated in a Covered Country did not finance or benefit armed groups in such Covered Country.

Steps to improve due diligence and risk mitigation.

For the next reporting year, Tenaris will:

•	Consider enhancements to our Potential Conflict Minerals Supplier identification assessment efforts, including supplier screening methods.

•	Continue our work with Potential Conflict Minerals Suppliers to:

•	help them understand and satisfy our expectations;

•	investigate their supply chain and identify smelters and refiners;

•	confirm the conflict-free status of identified smelters and refiners; and

•	fully and completely reply to our requests for information in the RCOI Form and otherwise.

•	Continue to include conflict minerals compliance clauses in agreements with Potential Conflict Minerals Suppliers, and evaluate the effectiveness of those clauses and consider enhancements or other means of addressing risks.

•	Consider whether there are industry programs or groups that we should engage with to encourage further adoption, improvement and reliability in relevant programs, tools and standards.

•	Consider whether the scope and quality of Tenaris’s due diligence efforts could be enhanced by, for example, improving the RCOI Form or using other reporting forms, such as the Conflict Minerals Reporting Template developed by the CFSI.

•	More thoroughly integrate the use of public-source validation lists, such as the CFSI, DoC and LBMA lists of smelters and refiners, to better validate the smelters and refiners identified by our Potential Conflict Minerals Suppliers.

•	Continue to evaluate our due diligence framework and its material compliance with current and evolving industry standards, and recognized due diligence frameworks, such as the OECD Guidance.